FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: June 30, 2005

By:_ “Shane Ellis”_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                            US Investor Relations

Bruce Rowlands

Eliza Walsh / Stacey Reed

    Tim Clemensen

Senior Vice President

Mansfield Communications

    Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045   (212) 843-9337

browlands@lorusthera.com

hugh@mcipr.com

    tim@rir1.com

VIRULIZIN(R) MANUFACTURING SUCCESSFULLY SCALED UP TO

COMMERCIAL BATCH SIZE

 - 800 Litre Batch Completed -

TSX:

LOR

AMEX:

                        LRP

TORONTO, CANADA, June 29, 2005 -Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer today announced that Lorus' contract manufacturer, BioVectra dcl (BioVectra) has successfully scaled up the manufacturing process to the commercial batch size of 800 litres.  This commercial scale up represents an eight-fold increase over the clinical manufacturing process.

BioVectra and Lorus completed the first step towards the commercialization of Virulizin(R) by successfully completing the technology transfer process in the fall of 2004.  The second step in the transfer process was the manufacture of an optimization batch at the clinical batch size, which was also successfully completed in the fall of 2004.  The third step was a scale-up to a commercial batch size, which was completed in the spring of 2005.  The documentation that supports these activities will be of paramount importance in support of a New Drug Application (NDA) for Virulizin(R), as well as during a potential FDA pre-approval inspection of BioVectra's full-scale manufacturing site.

BioVectra is an FDA inspected, privately owned, Canadian company located in Charlottetown, PEI.  Their 33,500 sq. ft. cGMP manufacturing facility provides technology-based custom manufacturing solutions to a number of large pharmaceutical and biotechnology companies on a global scale.  Their expertise include pre-clinical, Phase I to Phase III clinical trial material, active pharmaceutical ingredients, natural product extraction and purification, and advanced intermediates.

(more)

"This milestone is a testament to Lorus' ability to bring a clinical product to commercial scale and a significant achievement in its bid to bring Virulizin(R) to commercialization," said Dr. Jim Wright, CEO of Lorus Therapeutics.  "Additionally, in view of our rolling NDA status this scale up will be important for filing the Chemistry, Manufacturing and Controls module of a Lorus submission."

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward- looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.